                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5) *

                         NORTHSTAR HEALTH SERVICES, INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    666903109

                                 (CUSIP Number)

                                Thomas W. Zaucha
                         Northstar Health Services, Inc.
                             665 Philadelphia Street
                                Indiana, PA 15701


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         Continued on following page(s)
                               Page 1 of 37 Pages
                             Exhibit Index: Page 11


------------------------
* A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
   Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas W. Zaucha

2        Check the Appropriate Box If a Member of a Group*
                                                   a. |_|
                                                   b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6        Citizenship or Place of Organization

                  United States of America

                    7        Sole Voting Power
 Number of                           75,000
   Shares
Beneficially        8        Shared Voting Power
  Owned By                       667,201 (with Alice L. Zaucha as Tenants by the
   Each                                   Entirety)
Reporting                        207,757 (as co-general partner Zaucha Family
  Person                                  Limited Partnership)
   With             9        Sole Dispositive Power
                                 75,000

                    10       Shared Dispositive Power
                                  667,201 (with Alice L. Zaucha as Tenants by
                                           the Entirety)
                                  207,757 (as co-general partner Zaucha Family
                                           Limited Partnership)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           949,958

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                           16.19%

14       Type of Reporting Person*
                           IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Commonwealth Associates

2        Check the Appropriate Box If a Member of a Group*
                                                   a. |_|
                                                   b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  New York limited partnership

                           7        Sole Voting Power
 Number of                                  92,647
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   92,647
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           92,647

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.58%

14       Type of Reporting Person*
                           BK

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Michael S. Falk

2        Check the Appropriate Box If a Member of a Group*
                                                   a. |_|
                                                   b. |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  92,647
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   92,647
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           92,647

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           1.58%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph F. Micallef

2        Check the Appropriate Box If a Member of a Group*
                                                  a. |_|
                                                  b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  40,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By
   Each
Reporting                  9        Sole Dispositive Power
   Person                                   40,000
    With
                           10       Shared Dispositive Power



11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           40,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.68%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 666903109
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Basil J. Asciutto

2        Check the Appropriate Box If a Member of a Group*
                                                   a. |_|
                                                   b. |X|

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            0


11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           20,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         |_|

13       Percent of Class Represented By Amount in Row (11)
                           0.34%

14       Type of Reporting Person*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Item 1 of Amendment No. 4 (as defined below) is hereby amended as follows.

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Northstar Health Services, Inc., a Delaware corporation ("Northstar" or the "Company"), with principal executive offices located at The Atrium, 665 Philadelphia Street, Indiana, PA 15701. This Amendment No. 5 supplements and amends Amendment No. 4 to Schedule 13D ("Amendment No. 4"), as filed by Thomas W. Zaucha, one of the Reporting Persons, with the Securities and Exchange Commission (the "Commission") on April 8, 1997. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the prior amendments to this
Schedule 13D. Amendment No. 4 is supplementally amended as follows.


Item 4.       Purpose of Transaction.

Item 4 of Amendment No. 4 is hereby supplemented by adding the following to the end thereof:

On April 1, 1997, Mr. Zaucha commenced an action under Section 225 of the Delaware General Corporation Law before the Delaware Chancery Court (the "Delaware Action") in order to obtain a ruling on the validity of the outcome of the consent solicitation, including a determination that the members of the Zaucha Board are the duly elected directors of Northstar. On April 3, 1997, the Brody Board filed their answer to the Section 225 complaint, and, in addition, Mr. Brody filed six counterclaims, four of which were subsequently stayed.

On April 4, 1997, Chief District Judge Donald E. Ziegler of the United District Court for the Western District of Pennsylvania entered an order making the transcript of the proceedings in the action encaptioned Northstar Health Services, Inc. v. Thomas W. Zaucha, Zaucha Family L.P., Alice L. Zaucha, Commonwealth Associates, L.P., Michael S. Falk, Andreas Bello, Joseph F. Micallef, Basil J. Asciutto, Lawrence F. Jindra, James H. McElwain, Mark G. Mykityshyn, Roger J. Reschini and David B. White, Esq. (the "Pennsylvania Action") held before him on March 28, 1997 part of the record in the case and ordering that the transcript constitute a record of the settlement reached by the parties on March 28, 1997. Thereafter, pursuant to an Order, dated April 8, 1997, the parties each submitted a proposed order to the Court, including a proposed settlement agreement (the "Settlement Agreement"). On May 5, 1997, Chief Judge Ziegler decreed that the Settlement Agreement submitted by the Zaucha Board and the other defendants in the action be entered as an Order of the United States District Court for the Western District of Pennsylvania in the Pennsylvania Action. Chief Judge Ziegler retained continuing jurisdiction to enforce the terms of the settlement. A copy of Chief Judge Ziegler's Order, dated May 5, 1997, is attached as EXHIBIT A hereto.

The Delaware Action was tried on May 7 and 8, 1997, before Hon. Bernard Balick, Vice Chancellor. At the end of the trial, Vice Chancellor Balick ruled in favor of Mr. Zaucha and confirmed the results of the Committee's consent solicitation, including that the Zaucha Board constituted the lawful Board of Directors of Northstar as of March 24, 1997. A copy of the ruling in the Delaware Action is attached hereto as EXHIBIT B.

Accordingly, on May 9, 1997, Mr. Zaucha and the Zaucha Board assumed control of the Company. The Brody Board, while no longer in office, may appeal the ruling of the Delaware Chancery Court.

A copy of the press release, dated May 9, 1997, issued by the Company regarding the ruling in the Delaware Chancery Court is attached hereto as EXHIBIT C.


Item 5.       Interest in Securities of the Issuer.

Item 5 of Amendment No. 4 is hereby supplementally amended as follows.

          (a)(i) On the date of this Statement, the Reporting Persons may be deemed collectively to beneficially own 1,102,605 shares of Common Stock or 18.79% of the outstanding shares of Common Stock.

          (iii) On the date of this Statement, Commonwealth may be deemed to be a beneficial owner of 92,647 shares of Common Stock or 1.58% of the Common Stock outstanding. Commonwealth disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Commonwealth holds 759,484 shares of Common Stock for the account of its customers as described in Item 5(b)(iv) below.

          (iv) On the date of this Statement, Mr. Falk may be deemed to be a beneficial owner of 92,647 shares of Common Stock or 1.58% of the Common Stock outstanding. Mr. Falk disclaims beneficial ownership with respect to any of the shares of Common Stock reported as owned by Mr. Zaucha and his spouse or the Zaucha Family Limited Partnership. In addition, Mr. Falk holds 759,484 shares of Common Stock for the account of Commonwealth's customers as described in Item 5(b)(iv) below.

          (b)(iv) As of the date of this Statement, Commonwealth holds 852,131 shares of Company Common Stock, constituting approximately 14.52% of the outstanding shares, for the brokerage accounts of its various customers, which holdings include 92,647 shares held for its own account as of the close of business on May 15, 1997 in connection with its market-making activity in the Common Stock and 55,000 shares held in the accounts of Commonwealth's officers and directors. Such customers have sole voting and dispositive power over such shares and Commonwealth disclaims any beneficial ownership thereof, although it intends to recommend to its customers that they support the changes described in
Item 4.

          (v) As of the date of this Statement, Mr. Falk, by virtue of his positions at Commonwealth and Commonwealth Associates Management Company, Inc., may be deemed to be a beneficial owner of the 852,131 shares of Company Common Stock held by Commonwealth as described in (iv) above.

          The percentages used herein are calculated based upon the 5,867,154 shares of Common Stock reported to be outstanding as of December 31, 1996 in the Form 10-K filed by the Brody Board on March 31, 1997 and believed by the Reporting Persons to be issued and outstanding as of February 5, 1997, based on a Certificate of Continental Stock Transfer & Trust Company, the Company's transfer agent, and discussions with former shareholders of the Company.

Item 7.       Material to Be Filed as Exhibits

Item 7 of Amendment No. 4 is hereby amended by adding the following to the end thereof:

1. Order of the United States District Court for the Western District of Pennsylvania, dated May 5, 1997, in Northstar Health Services, Inc. v. Thomas W. Zaucha et al. (Civil Action No. 97-0510).

2. Ruling of The Court of Chancery of the State of Delaware, dated May 8, 1997, in Thomas W. Zaucha v. Steven N. Brody et al. (Civil Action No. 15638).

3. Press release, dated May 9, 1997, issued by Northstar Health Services, Inc. regarding the ruling in the Delaware Chancery Court.

4. Joint Filing Agreement, dated May 16, 1997, pursuant to Rule 13d-f(1) between Thomas W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph F. Micallef and Basil J. Asciutto.

                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 16, 1997                     THOMAS W. ZAUCHA


                                       /s/ Thomas W. Zaucha
                                       Thomas W. Zaucha


Date: May 16, 1997                     COMMONWEALTH ASSOCIATES

                                       By:  Commonwealth Associates Management
                                              Company, Inc., its general partner


                                       By: /s/ Basil Asciutto
                                           Name:  Basil Asciutto
                                           Title: Chief Operating Officer


Date: May 16, 1997                     MICHAEL S. FALK


                                       /s/ Michael S. Falk
                                       Michael S. Falk


Date: May 16, 1997                     JOSEPH F. MICALLEF


                                       /s/ Joseph F. Micallef
                                       Joseph F. Micallef


Date: May 16, 1997                     BASIL J. ASCIUTTO


                                       /s/ Basil J. Asciutto
                                       Basil J. Asciutto

                                  EXHIBIT INDEX


                                                                       Page

A. Order of the United States District Court for the Western District of Pennsylvania, dated May 5, 1997, in Northstar
          Health Services, Inc. v. Thomas W. Zaucha et al. (Civil
          Action No. 97-0510)......................................     12

B.        Ruling of The Court of Chancery of the State of Delaware,
          dated May 8, 1997, in Thomas W. Zaucha v. Steven N. Brody
          et al. (Civil Action No. 15638)...........................    20

C.        Press release, dated May 9, 1997, issued by the Company
          regarding the ruling in the Delaware Chancery
          Court.....................................................    34

D.        Joint Filing Agreement, dated May 16, 1997, between Thomas
          W. Zaucha, Commonwealth Associates, Michael S. Falk, Joseph
          F. Micallef and Basil J.
          Asciutto..................................................    36